.
TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the periods ended
September 30, 2009

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of September 30, 2009 and March 31, 2009
-------------------------------------------

                                                     ASSETS
                                                     ------

                                                                                                  U.S. dollars
                                                               Yen in millions                     in millions
                                                 -------------------------------------------   ------------------
                                                     September 30,            March 31,           September 30,
                                                         2009                   2009                  2009
                                                 --------------------   --------------------   ------------------
Assets
   Current assets:
     Cash and cash equivalents                   (Y)      2,652,505     (Y)      2,444,280     $         29,404
     Time deposits                                          119,407                 45,178                1,324
     Marketable securities                                  769,694                495,326                8,532
     Trade accounts and notes receivable,
        less allowance for doubtful accounts              1,482,453              1,392,749               16,433
     Finance receivables, net                             3,660,937              3,891,406               40,582
     Other receivables                                      374,952                332,722                4,156
     Inventories                                          1,460,746              1,459,394               16,193
     Deferred income taxes                                  502,884                605,331                5,575
     Prepaid expenses and other current assets              577,284                632,543                6,399
                                                 --------------------   --------------------   ------------------
     Total current assets                                11,600,862             11,298,929              128,598
                                                 --------------------   --------------------   ------------------
   Noncurrent finance receivables, net                    5,518,942              5,655,545               61,179
   Investments and other assets:
     Marketable securities and other
        securities investments                            2,065,646              2,102,874               22,898
     Affiliated companies                                 1,773,943              1,826,375               19,665
     Employees receivables                                   67,683                 69,523                  750
     Other                                                  642,922                707,110                7,127
                                                 --------------------   --------------------   ------------------
     Total investments and other assets                   4,550,194              4,705,882               50,440
                                                 --------------------   --------------------   ------------------
   Property, plant and equipment:
     Land                                                 1,259,964              1,257,409               13,967
     Buildings                                            3,659,415              3,633,954               40,565
     Machinery and equipment                              9,259,214              9,201,093              102,641
     Vehicles and equipment on operating
        leases                                            2,515,682              2,836,881               27,887
     Construction in progress                               182,741                263,602                2,026
                                                 --------------------   --------------------   ------------------
     Subtotal                                            16,877,016             17,192,939              187,086
                                                 --------------------   --------------------   ------------------
     Less - Accumulated depreciation                    (10,008,255)            (9,791,258)            (110,944)
                                                 --------------------   --------------------   ------------------
     Total property, plant and equipment, net             6,868,761              7,401,681               76,142
                                                 --------------------   --------------------   ------------------
   Total assets                                  (Y)     28,538,759     (Y)     29,062,037     $        316,359
                                                 ====================   ====================   ==================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of September 30, 2009 and March 31, 2009
-------------------------------------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
                                     ------------------------------------

                                                                                                  U.S. dollars
                                                                Yen in millions                    in millions
                                                 -------------------------------------------   ------------------
                                                     September 30,            March 31,           September 30,
                                                          2009                  2009                  2009
                                                 --------------------   --------------------   ------------------
Liabilities
   Current liabilities:
     Short-term borrowings                       (Y)      2,764,714     (Y)      3,617,672     $         30,648
     Current portion of long-term debt                    2,290,493              2,699,512               25,391
     Accounts payable                                     1,677,912              1,299,455               18,600
     Other payables                                         624,841                670,634                6,926
     Accrued expenses                                     1,515,150              1,540,681               16,796
     Income taxes payable                                    64,577                 51,298                  716
     Other current liabilities                              701,508                710,041                7,776
                                                 --------------------   --------------------   ------------------
     Total current liabilities                            9,639,195             10,589,293              106,853
                                                 --------------------   --------------------   ------------------
   Long-term liabilities:
     Long-term debt                                       6,922,762              6,301,469               76,740
     Accrued pension and severance costs                    635,953                634,612                7,050
     Deferred income taxes                                  633,349                642,293                7,021
     Other long-term liabilities                            209,230                293,633                2,319
                                                 --------------------   --------------------   ------------------
     Total long-term liabilities                          8,401,294              7,872,007               93,130
                                                 --------------------   --------------------   ------------------
   Total liabilities                                     18,040,489             18,461,300              199,983
                                                 --------------------   --------------------   ------------------
Shareholders' equity
   Toyota Motor Corporation shareholders'
      equity:
     Common stock, no par value,                            397,050                397,050                4,401
        authorized: 10,000,000,000 shares
        as of September 30, 2009 and March
        31, 2009
        issued: 3,447,997,492 shares
        as of September 30, 2009 and March
        31, 2009
     Additional paid-in capital                             502,253                501,211                5,568
     Retained earnings                                   11,365,880             11,531,622              125,993
     Accumulated other comprehensive income
        (loss)                                           (1,031,171)            (1,107,781)             (11,431)
     Treasury stock, at cost,                            (1,260,353)            (1,260,895)             (13,971)
        311,982,663 shares as of September
        30, 2009 and 312,115,017 shares as
        of March 31, 2009

     Total Toyota Motor Corporation              --------------------   --------------------   ------------------
        shareholders' equity                              9,973,659             10,061,207              110,560
                                                 --------------------   --------------------   ------------------
   Noncontrolling interest                                  524,611                539,530                5,816
                                                 --------------------   --------------------   ------------------
   Total shareholders' equity                            10,498,270             10,600,737              116,376
                                                 --------------------   --------------------   ------------------
Commitments and contingencies
                                                 --------------------   --------------------   ------------------
Total liabilities and shareholders' equity       (Y)     28,538,759     (Y)     29,062,037     $        316,359
                                                 ====================   ====================   ==================

                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the first half ended September 30, 2009
-------------------------------------------


                                                                                                  U.S. dollars
                                                                Yen in millions                    in millions
                                                 -------------------------------------------   ------------------
                                                     For the first         For the first          For the first
                                                       half ended            half ended            half ended
                                                      September 30,         September 30,         September 30,
                                                          2008                  2009                  2009
                                                 --------------------   --------------------   ------------------
Net revenues:
   Sales of products                             (Y)     11,463,710     (Y)      7,755,905     $         85,976
   Financing operations                                     726,695                621,738                6,892
                                                 --------------------   --------------------   ------------------
   Total net revenues                                    12,190,405              8,377,643               92,868
                                                 --------------------   --------------------   ------------------
Costs and expenses:
   Cost of products sold                                  9,903,833              7,212,394               79,951
   Cost of financing operations                             431,367                364,530                4,041
   Selling, general and administrative                    1,273,137                937,578               10,393
                                                 --------------------   --------------------   ------------------
   Total costs and expenses                              11,608,337              8,514,502               94,385
                                                 --------------------   --------------------   ------------------
Operating income (loss)                                     582,068               (136,859)              (1,517)
                                                 --------------------   --------------------   ------------------
Other income (expense):
   Interest and dividend income                              78,410                 39,967                  443
   Interest expense                                         (26,826)               (19,165)                (212)
   Foreign exchange gain, net                                32,441                 29,501                  327
   Other income (loss), net                                 (29,606)                23,581                  261
                                                 --------------------   --------------------   ------------------
   Total other income (expense)                              54,419                 73,884                  819
                                                 --------------------   --------------------   ------------------
Income (loss) before income taxes and
    equity in earnings of affiliated
    companies                                               636,487                (62,975)                (698)
                                                 --------------------   --------------------   ------------------
Provision for income taxes                                  258,855                (53,502)                (593)

Equity in earnings (losses) of
    affiliated companies                                    144,138                (55,504)                (615)
                                                 --------------------   --------------------   ------------------
Net income (loss)                                           521,770                (64,977)                (720)
                                                 --------------------   --------------------   ------------------
Less: Net (income) loss attributable to
    the noncontrollling interest                            (28,301)                 8,991                   99
                                                 --------------------   --------------------   ------------------
Net income (loss) attributable to
    Toyota Motor Corporation                     (Y)        493,469     (Y)        (55,986)    $           (621)
                                                 ====================   ====================   ==================



                                                         Yen                    Yen               U.S. dollars
                                                 --------------------   --------------------   ------------------
Net income (loss) attributable to
    Toyota Motor Corporation per share
   Basic                                         (Y)         156.92     (Y)         (17.85)    $          (0.20)
                                                 ====================   ====================   ==================
   Diluted                                       (Y)         156.90     (Y)         (17.85)    $          (0.20)
                                                 ====================   ====================   ==================

                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the second quarter ended September 30, 2009
-----------------------------------------------


                                                                                                  U.S. dollars
                                                                Yen in millions                    in millions
                                                 -------------------------------------------   ------------------
                                                     For the second        For the second        For the second
                                                      quarter ended         quarter ended         quarter ended
                                                      September 30,         September 30,         September 30,
                                                          2008                  2009                  2009
                                                 --------------------   --------------------   ------------------
Net revenues:
   Sales of products                             (Y)      5,604,867     (Y)      4,234,824     $         46,944
   Financing operations                                     370,408                306,742                3,400
                                                 --------------------   --------------------   ------------------
   Total net revenues                                     5,975,275              4,541,566               50,344
                                                 --------------------   --------------------   ------------------
Costs and expenses:
   Cost of products sold                                  4,914,066              3,843,534               42,606
   Cost of financing operations                             247,051                180,575                2,002
   Selling, general and administrative                      644,681                459,453                5,093
                                                 --------------------   --------------------   ------------------
   Total costs and expenses                               5,805,798              4,483,562               49,701
                                                 --------------------   --------------------   ------------------
Operating income                                            169,477                 58,004                  643
                                                 --------------------   --------------------   ------------------
Other income (expense):
   Interest and dividend income                              36,498                 17,192                  190
   Interest expense                                         (12,473)               (10,365)                (115)
   Foreign exchange gain, net                                18,456                  1,502                   17
   Other income (loss), net                                 (28,525)                 9,200                  102
                                                 --------------------   --------------------   ------------------
   Total other income (expense)                              13,956                 17,529                  194
                                                 --------------------   --------------------   ------------------
Quarterly income before income taxes
    and equity in earnings of
    affiliated companies                                    183,433                 75,533                  837
                                                 --------------------   --------------------   ------------------
Provision for income taxes                                   84,189                 (5,705)                 (63)
Equity in earnings (losses) of
    affiliated companies                                     49,074                (59,050)                (654)
                                                 --------------------   --------------------   ------------------
Quarterly net income                                        148,318                 22,188                  246
                                                 --------------------   --------------------   ------------------
Less: Quarterly net income attributable
    to the noncontrollling interest                          (8,508)                  (352)                  (4)
                                                 --------------------   --------------------   ------------------
Quarterly net income attributable to
    Toyota Motor Corporation                     (Y)        139,810     (Y)         21,836     $            242
                                                 ====================   ====================   ==================



                                                         Yen                    Yen               U.S. dollars
                                                 --------------------   --------------------   ------------------
Quarterly net income attributable to
    Toyota Motor Corporation per share
   Basic                                         (Y)          44.53     (Y)           6.96     $           0.08
                                                 ====================   ====================   ==================
   Diluted                                       (Y)          44.52     (Y)           6.96     $           0.08
                                                 ====================   ====================   ==================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statements of Cash Flows
For the first half ended September 30, 2009
---------------------------------------------------------

                                                                                                   U.S. dollars
                                                                 Yen in millions                    in millions
                                                  -------------------------------------------   ------------------
                                                      For the first         For the first          For the first
                                                        half ended            half ended            half ended
                                                       September 30,         September 30,         September 30,
                                                           2008                  2009                  2009
                                                  --------------------   --------------------   ------------------
Cash flows from operating activities:
   Net income (loss)                              (Y)        521,770      (Y)       (64,977)    $           (720)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities
      Depreciation                                           741,800                686,473                7,610
      Provision for doubtful accounts and credit
        losses                                                92,300                 50,455                  559
      Pension and severance costs, less payments             (18,646)                10,613                  118
      Losses on disposal of fixed assets                      23,163                 16,266                  180
      Unrealized losses on available-for-sale
        securities, net                                       20,190                  1,434                   16
      Deferred income taxes                                  (55,351)                56,454                  626
      Equity in (earnings) losses of affiliated
        companies                                           (144,138)                55,504                  615
      Changes in operating assets and liabilities,
        and other                                            332,688                755,774                8,378
                                                  --------------------   --------------------   ------------------
   Net cash provided by operating activities               1,513,776              1,567,996               17,382
                                                  --------------------   --------------------   ------------------
Cash flows from investing activities:
  Additions to finance receivables                        (4,509,417)            (3,894,467)             (43,171)
  Collection of and proceeds from sales of finance
    receivables                                            3,872,757              3,819,697               42,342
  Additions to fixed assets excluding equipment
    leased to others                                        (701,867)              (329,231)              (3,650)
  Additions to equipment leased to others                   (636,947)              (363,712)              (4,032)
  Proceeds from sales of fixed assets excluding
    equipment leased to others                                27,722                 24,124                  267
  Proceeds from sales of equipment leased to others          193,748                266,704                2,957
  Purchases of marketable securities and security
    investments                                             (361,976)              (479,306)              (5,313)
  Proceeds from sales of and maturity of
    marketable securities and security investments           502,991                323,216                3,583
  Payment for additional investments in affiliated
    companies, net of cash acquired                              (45)                    --                   --
  Changes in investments and other assets, and
    other                                                    115,586                (65,809)                (729)
                                                  --------------------   --------------------   ------------------
   Net cash used in investing activities                  (1,497,448)              (698,784)              (7,746)
                                                  --------------------   --------------------   ------------------
Cash flows from financing activities:
  (Purchase) reissuance of common stock                      (69,835)                   551                    6
  Proceeds from issuance of long-term debt                 1,204,650              1,715,193               19,014
  Payments of long-term debt                              (1,468,592)            (1,404,922)             (15,574)
  Increase (decrease) in short-term borrowings               768,517               (817,786)              (9,065)
  Dividends paid                                            (236,196)              (109,756)              (1,217)
                                                  --------------------   --------------------   ------------------
  Net cash provided by (used in) financing
    activities                                               198,544               (616,720)              (6,836)
                                                  --------------------   --------------------   ------------------
Effect of exchange rate changes on cash and cash
  equivalents                                                  7,195                (44,267)                (491)
                                                  --------------------   --------------------   ------------------
Net increase in cash and cash equivalents                    222,067                208,225                2,309
                                                  --------------------   --------------------   ------------------
Cash and cash equivalents at beginning of period           1,628,547              2,444,280               27,095
                                                  --------------------   --------------------   ------------------
Cash and cash equivalents at end of period        (Y)      1,850,614     (Y)      2,652,505     $         29,404
                                                  ====================   ====================   ==================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------
1.   Basis of preparation:

     The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of and for the periods ended September 30, 2009, have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP") and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2009. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

     Reclassifications -
     Certain prior year amounts have been reclassified to conform to the presentations as of September 30, 2009, and for the six months and the three months ended September 30, 2009.

2. Accounting changes and recent pronouncements to be adopted in future periods:

     Accounting changes -
     In December 2007, the Financial Accounting Standards Board ("FASB") issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries ("Toyota") adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota's consolidated financial statements.

     In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders' equity in the consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------
     In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota's consolidated financial statements.

     In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota's consolidated financial statements. Toyota had evaluated subsequent events through November 12, 2009, which was the date that Toyota issued these consolidated financial statements in Japan.

     Recent pronouncements to be adopted in future periods -
     In December 2008, FASB issued updated guidance of accounting for and disclosure of compensation. This guidance requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. This guidance is effective for fiscal year ending after December 15, 2009. Management does not expect this guidance to have a material impact on Toyota's consolidated financial statements.

     In June 2009, FASB issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota's consolidated financial statements.

     In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------
3. Accounting procedures specific to quarterly consolidated financial statements:

     Provision for income taxes

     The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated annual effective tax rates.

4.   U.S. dollar amounts:

     U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of
     (Y)90.21 = U.S. $1, the approximate current exchange rate at September 30, 2009, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended September 30, 2009.

5.   Derivative financial instruments:

     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

     Fair value hedges -
     Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

     For the first half and the second quarter ended September 30, 2009, the ineffective portion of Toyota's fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------
     Undesignated derivative financial instruments -
     Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

     Fair value and gains or losses on derivative financial instruments - The following table summarizes the fair values of derivative financial instruments at September 30, 2009 and March 31, 2009:

                                                                                                 U.S. dollars
                                                                        Yen in millions           in millions
                                                               -------------------------------  ---------------
                                                                September 30,     March 31,      September 30,
                                                                     2009           2009             2009
                                                               --------------- ---------------  ---------------
Derivative financial instruments designated as hedging
   instruments
     Interest rate and currency swap agreements
         Prepaid expenses and other current assets             (Y)    80,978   (Y)    35,882    $         898
         Investments and other assets - Other                        144,661          83,014            1,603
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)   225,639   (Y)   118,896    $       2,501
                                                               =============== ===============  ===============
         Other current liabilities                             (Y)    (6,546)  (Y)   (47,022)   $         (72)
         Other long-term liabilities                                 (14,497)        (79,634)            (161)
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)   (21,043)  (Y)  (126,656)   $        (233)
                                                               =============== ===============  ===============

Undesignated derivative financial instruments
     Interest rate and currency swap agreements
         Prepaid expenses and other current assets             (Y)    75,570   (Y)    58,454    $         838
         Investments and other assets - Other                        247,832         177,487            2,747
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)   323,402   (Y)   235,941    $       3,585
                                                               =============== ===============  ===============
         Other current liabilities                             (Y)   (62,867)  (Y)   (61,593)   $        (697)
         Other long-term liabilities                                (162,162)       (236,877)          (1,798)
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)  (225,029)  (Y)  (298,470)   $      (2,495)
                                                               =============== ===============  ===============

     Foreign exchange forward and option contracts
         Prepaid expenses and other current assets             (Y)    21,906   (Y)    32,443    $         243
         Investments and other assets - Other                            192             250                2
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)    22,098   (Y)    32,693    $         245
                                                               =============== ===============  ===============
         Other current liabilities                             (Y)   (21,667)  (Y)   (25,675)   $        (240)
         Other long-term liabilities                                    (125)             --               (1)
                                                               --------------- ---------------  ---------------
         Total                                                 (Y)   (21,792)  (Y)   (25,675)   $        (241)
                                                               =============== ===============  ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------
     The following table summarizes the notional amounts of derivative financial instruments at September 30, 2009 and March 31, 2009:


                                                            Yen in millions                 U.S. dollars in millions
                                                    --------------------------------    --------------------------------
                                                           September 30, 2009                  September 30, 2009
                                                    --------------------------------    --------------------------------
                                                      Designated      Undesignated        Designated      Undesignated
                                                      derivative       derivative         derivative       derivative
                                                       financial        financial          financial        financial
                                                      instruments      instruments        instruments      instruments
                                                    ---------------  ---------------    ---------------  ---------------
Interest rate and currency swap agreements          (Y)  1,569,228   (Y) 11,765,705     $       17,395   $      130,426
Foreign exchange forward and option contracts                   --        1,592,763                 --           17,656
                                                    ---------------  ---------------    ---------------  ---------------
Total                                               (Y)  1,569,228   (Y) 13,358,468     $       17,395   $      148,082
                                                    ===============  ===============    ===============  ===============

                                                            Yen in millions
                                                    --------------------------------
                                                           March 31, 2009
                                                    --------------------------------
                                                      Designated      Undesignated
                                                      derivative       derivative
                                                       financial        financial
                                                      instruments      instruments
                                                    ---------------  ---------------
Interest rate and currency swap agreements          (Y)  1,907,927   (Y) 12,472,179
Foreign exchange forward and option contracts                   --        1,562,876
                                                    ---------------  ---------------
Total                                               (Y)  1,907,927   (Y) 14,035,055
                                                    ===============  ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
     The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2009:


                                                             Yen in millions                  U.S. dollars in millions
                                                    ----------------------------------   ----------------------------------
                                                         For the first half ended             For the first half ended
                                                            September 30, 2009                   September 30, 2009
                                                    ----------------------------------   ----------------------------------
                                                    Gains or (losses)                    Gains or (losses)
                                                     on derivative        Gains or         on derivative       Gains or
                                                       financial        (losses) on          financial       (losses) on
                                                      instruments       hedged items        instruments      hedged items
                                                    -----------------  ---------------   -----------------  ---------------
Derivative financial instruments designated as
  hedging instruments - Fair value hedge
    Interest rate and currency swap agreements
         Cost of financing operations               (Y)      219,100   (Y)   (219,090)   $          2,429   $       (2,429)
         Interest expense                                       (111)             111                  (1)               1

Undesignated derivative financial instruments
    Interest rate and currency swap agreements
         Cost of financing operations               (Y)      154,429   (Y)         --    $          1,712   $           --
         Foreign exchange gain (loss), net                    (4,866)              --                 (54)              --
    Foreign exchange forward and option contracts
         Cost of financing operations                        (17,088)              --                (189)              --
         Foreign exchange gain (loss), net                    46,215               --                 512               --


                                                             Yen in millions                  U.S. dollars in millions
                                                    ----------------------------------   ----------------------------------
                                                         For the second quarter ended         For the second quarter ended
                                                            September 30, 2009                   September 30, 2009
                                                    ----------------------------------   ----------------------------------
                                                    Gains or (losses)                    Gains or (losses)
                                                     on derivative        Gains or        on derivative        Gains or
                                                       financial        (losses) on         financial        (losses) on
                                                      instruments       hedged items       instruments       hedged items
                                                    -----------------  ---------------   -----------------  ---------------
Derivative financial instruments designated as
  hedging instruments -  Fair value hedge
    Interest rate and currency swap agreements
         Cost of financing operations               (Y)       86,812   (Y)    (84,733)   $            962   $         (939)
         Interest expense                                       (125)             125                  (1)               1

Undesignated derivative financial instruments
    Interest rate and currency swap agreements
         Cost of financing operations               (Y)       75,009   (Y)         --    $            831   $           --
         Foreign exchange gain (loss), net                    (4,808)              --                 (53)              --
    Foreign exchange forward and option contracts
         Cost of financing operations                         (5,804)              --                 (64)              --
         Foreign exchange gain (loss), net                    31,045               --                 344               --

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
     Credit risk related contingent features -
     Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

     The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of September 30, 2009 is (Y)32,115 million ($356 million). The aggregate fair value amount of assets that are already posted as of September 30, 2009 is (Y)2,075 million ($23 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is (Y)32,115 million ($356 million) as of September 30, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


6.   Contingencies:

     Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2009 is (Y)1,550,222 million ($17,185 million). Liabilities for guarantees totaling (Y)6,264 million ($69 million) have been provided as of September 30, 2009. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

     Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs. The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

     Toyota has various other legal actions, government-related procedures and other claims pending against it, including product liability claims in the United States. Toyota cannot currently determine its potential liability, damages or expenses, if any, with respect to such legal actions, government-related procedures or claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

7.   Segment data:

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination for the second quarter and the first half ended September 30, 2008 and 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


       Segment operating results -
       For the second quarter ended September 30, 2008:


                                                                 Yen in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other        Elimination       Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
  customers                (Y)  5,436,077     (Y)    370,408     (Y)    168,790     (Y)         --     (Y)  5,975,275
 Inter-segment sales
  and transfers                     3,726              4,157            145,442           (153,325)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                      5,439,803            374,565            314,232           (153,325)         5,975,275
 Operating expenses             5,306,210            346,441            305,395           (152,248)         5,805,798
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income          (Y)    133,593     (Y)     28,124     (Y)      8,837     (Y)     (1,077)    (Y)    169,477
                           ===============    ===============    ===============    ===============    ===============

       For the second quarter ended September 30, 2009:

                                                              Yen in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other        Elimination       Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
   customers               (Y)  4,105,872     (Y)    306,742     (Y)    128,952     (Y)         --     (Y)  4,541,566
 Inter-segment sales
  and transfers                     2,466              5,225             96,114           (103,805)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                      4,108,338            311,967            225,066           (103,805)         4,541,566
 Operating expenses             4,129,642            237,155            220,117           (103,352)         4,483,562
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income (loss)   (Y)    (21,304)    (Y)     74,812     (Y)      4,949     (Y)       (453)    (Y)     58,004
                           ===============    ===============    ===============    ===============    ===============

                                                         U.S. dollars in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other        Elimination       Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
   customers               $       45,515     $        3,400     $        1,429     $           --     $       50,344
 Inter-segment sales
   and transfers                       27                 58              1,066             (1,151)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                         45,542              3,458              2,495             (1,151)            50,344
 Operating expenses                45,778              2,629              2,440             (1,146)            49,701
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income (loss)   $         (236)    $          829     $           55     $           (5)    $          643
                           ===============    ===============    ===============    ===============    ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
       For the first half ended September 30, 2008:

                                                              Yen in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other         Elimination      Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
   customers               (Y) 11,151,818     (Y)    726,695     (Y)    311,892     (Y)         --     (Y) 12,190,405
 Inter-segment sales
  and transfers                     8,932             11,043            290,506           (310,481)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                     11,160,750            737,738            602,398           (310,481)        12,190,405
 Operating expenses            10,694,812            630,480            590,599           (307,554)        11,608,337
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income          (Y)    465,938     (Y)    107,258     (Y)     11,799     (Y)     (2,927)    (Y)    582,068
                           ===============    ===============    ===============    ===============    ===============

       For the first half ended September 30, 2009:

                                                              Yen in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other         Elimination      Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
   customers               (Y)  7,515,943     (Y)    621,738     (Y)    239,962     (Y)        --      (Y)  8,377,643
 Inter-segment sales
  and transfers                     5,362             10,378            189,253           (204,993)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                      7,521,305            632,116            429,215           (204,993)         8,377,643
 Operating expenses             7,781,746            507,687            428,812           (203,743)         8,514,502
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income (loss)   (Y)   (260,441)    (Y)    124,429     (Y)        403     (Y)     (1,250)    (Y)   (136,859)
                           ===============    ===============    ===============    ===============    ===============


                                                         U.S. dollars in millions
                           -------------------------------------------------------------------------------------------
                                                 Financial                           Inter-segment
                              Automotive          Services           All Other         Elimination      Consolidated
                           ---------------    ---------------    ---------------    ---------------    ---------------
Net revenues
 Sales to external
   customers               $       83,316     $        6,892     $        2,660     $           --     $       92,868
 Inter-segment sales
   and transfers                       59                115              2,098             (2,272)                --
                           ---------------    ---------------    ---------------    ---------------    ---------------
     Total                         83,375              7,007              4,758             (2,272)            92,868
 Operating expenses                86,262              5,628              4,754             (2,259)            94,385
                           ---------------    ---------------    ---------------    ---------------    ---------------
 Operating income (loss)   $       (2,887)    $        1,379     $            4     $          (13)    $       (1,517)
                           ===============    ===============    ===============    ===============    ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

        Geographic Information -
        For the second quarter ended September 30, 2008:

                                                                         Yen in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                (Y) 2,084,354  (Y) 1,827,273  (Y)   831,846  (Y)   734,638  (Y)   497,164  (Y)        --  (Y) 5,975,275
  Inter-segment sales
   and transfers                1,462,166         34,586         35,894         93,040         95,539     (1,721,225)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                      3,546,520      1,861,859        867,740        827,678        592,703     (1,721,225)     5,975,275
  Operating expenses            3,441,909      1,896,768        879,290        759,792        558,097     (1,730,058)     5,805,798
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income (loss)   (Y)   104,611  (Y)   (34,909) (Y)   (11,550) (Y)    67,886  (Y)    34,606  (Y)     8,833  (Y)   169,477
                            ============== ============== ============== ============== ============== ============== ==============

        For the second quarter ended September 30, 2009:

                                                                         Yen in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                (Y) 1,690,853  (Y) 1,397,440  (Y)   548,116  (Y)   543,789  (Y)   361,368  (Y)        --  (Y) 4,541,566
  Inter-segment sales
   and transfers                  965,467         21,680         16,219         45,992         28,246     (1,077,604)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                      2,656,320      1,419,120        564,335        589,781        389,614     (1,077,604)     4,541,566
  Operating expenses            2,701,988      1,388,555        562,588        551,259        366,400     (1,087,228)     4,483,562
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income (loss)   (Y)   (45,668) (Y)    30,565  (Y)     1,747  (Y)    38,522  (Y)    23,214  (Y)     9,624  (Y)    58,004
                            ============== ============== ============== ============== ============== ============== ==============


                                                                   U.S. dollars in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                $      18,743  $      15,491  $       6,076  $       6,028  $       4,006  $          --  $      50,344
  Inter-segment sales
   and transfers                   10,703            240            180            510            313        (11,946)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                         29,446         15,731          6,256          6,538          4,319        (11,946)        50,344
  Operating expenses               29,952         15,392          6,237          6,111          4,062        (12,053)        49,701
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income (loss)   $        (506) $         339  $          19  $         427  $         257  $         107  $         643
                            ============== ============== ============== ============== ============== ============== ==============

"Other" consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
        For the first half ended September 30, 2008:

                                                                         Yen in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                (Y) 4,114,297  (Y) 3,875,542  (Y) 1,703,704  (Y) 1,453,771  (Y) 1,043,091  (Y)        --  (Y)12,190,405
  Inter-segment sales
   and transfers                3,093,075         77,456         80,199        172,255        178,256     (3,601,241)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                      7,207,372      3,952,998      1,783,903      1,626,026      1,221,347     (3,601,241)    12,190,405
  Operating expenses            6,885,599      3,918,733      1,775,165      1,488,770      1,142,289     (3,602,219)    11,608,337
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income          (Y)   321,773  (Y)    34,265  (Y)     8,738  (Y)   137,256  (Y)    79,058  (Y)       978  (Y)   582,068
                            ============== ============== ============== ============== ============== ============== ==============

        For the first half ended September 30, 2009:

                                                                         Yen in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                (Y) 3,089,631  (Y) 2,552,830  (Y) 1,048,171  (Y) 1,001,729  (Y)   685,282  (Y)        --  (Y) 8,377,643
  Inter-segment sales
   and transfers                1,748,496         41,520         31,237         82,161         47,638     (1,951,052)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                      4,838,127      2,594,350      1,079,408      1,083,890        732,920     (1,951,052)     8,377,643
  Operating expenses            5,095,797      2,567,422      1,098,048      1,018,466        692,323     (1,957,554)     8,514,502
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income (loss)   (Y)  (257,670) (Y)    26,928  (Y)   (18,640) (Y)    65,424  (Y)    40,597  (Y)     6,502  (Y)  (136,859)
                            ============== ============== ============== ============== ============== ============== ==============


                                                                    U.S. dollars in millions
                            --------------------------------------------------------------------------------------------------------
                                                                                                        Inter-segment
                                Japan      North America      Europe          Asia          Other        Elimination   Consolidated
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
Net revenues
  Sales to external
   customers                $      34,249  $      28,299  $      11,619  $      11,104  $       7,597  $          --  $      92,868
  Inter-segment sales
   and transfers                   19,383            460            346            911            528        (21,628)            --
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
     Total                         53,632         28,759         11,965         12,015          8,125        (21,628)        92,868
  Operating expenses               56,488         28,460         12,172         11,290          7,675        (21,700)        94,385
                            -------------- -------------- -------------- -------------- -------------- -------------- --------------
  Operating income (loss)   $      (2,856) $         299  $        (207) $         725  $         450  $          72  $      (1,517)
                            ============== ============== ============== ============== ============== ============== ==============

"Other" consists of Central and South America, Oceania and Africa.


          Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

          Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
       Overseas Revenues by destination -
       The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

       For the second quarter ended September 30, 2008 and 2009:

                                                                                         U.S. dollars
                                         Yen in millions        Yen in millions           in millions
                                      ---------------------- ---------------------- -----------------------
                                          For the second         For the second          For the second
                                          quarter ended          quarter ended           quarter ended
                                       September 30, 2008     September 30, 2009      September 30, 2009
                                      ---------------------- ---------------------- -----------------------
       North America                  (Y)        1,901,164   (Y)        1,435,750   $              15,916
       Europe                                      737,868                531,048                   5,887
       Asia                                        772,226                597,741                   6,626
       Other                                     1,009,725                664,377                   7,365

       For the first half ended September 30, 2008 and 2009:

                                                                                         U.S. dollars
                                         Yen in millions        Yen in millions           in millions
                                      ---------------------- ---------------------- -----------------------
                                           For the first          For the first          For the first
                                            half ended             half ended             half ended
                                        September 30, 2008     September 30, 2009      September 30, 2009
                                      ---------------------- ---------------------- -----------------------
       North America                  (Y)        4,016,524   (Y)        2,612,673   $              28,962
       Europe                                    1,602,528              1,026,520                  11,379
       Asia                                      1,536,733              1,112,532                  12,333
       Other                                     2,006,396              1,179,424                  13,074

       "Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
8.        Per share amounts:

          Reconciliations of the differences between basic and diluted net income (loss) attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2008 and 2009 are as follows:


                                           Yen in           Thousands                           U.S. dollars          U.S.
                                          millions          of shares            Yen            in millions         dollars
                                       ---------------    --------------    ---------------    ---------------   ---------------
                                                                              Net income                           Net income
                                         Net income                             (loss)           Net income          (loss)
                                           (loss)                            attributable          (loss)         attributable
                                        attributable                          to Toyota         attributable       to Toyota
                                         to Toyota          Weighted-           Motor            to Toyota           Motor
                                           Motor             average         Corporation           Motor          Corporation
                                        Corporation          shares           per share         Corporation        per share
                                       ---------------    --------------    ---------------    ---------------   ---------------
For the first half ended
  September 30, 2008
Basic net income attributable to
  Toyota Motor Corporation per
  common share                          (Y)   493,469        3,144,638       (Y)   156.92
Effect of diluted securities
  Assumed exercise of dilutive
  stock options                                    (0)             382
                                       ---------------    --------------    ---------------
Diluted net income attributable
  to Toyota Motor Corporation per
  common share                          (Y)   493,469        3,145,020       (Y)   156.90
                                       ===============    ==============    ===============
For the first half ended
  September 30, 2009
Basic net loss attributable to
  Toyota Motor Corporation per
  common share                          (Y)   (55,986)       3,135,967       (Y)   (17.85)       $      (621)      $     (0.20)
Effect of diluted securities
  Assumed exercise of dilutive
  stock options                                    --               --
                                       ---------------    --------------    ---------------    ---------------   ---------------
Diluted net loss attributable to
  Toyota Motor Corporation per
  common share                          (Y)   (55,986)       3,135,967       (Y)   (17.85)       $      (621)      $     (0.20)
                                       ===============    ==============    ===============    ===============   ===============
For the second quarter ended
  September 30, 2008
Basic net income attributable to
  Toyota Motor Corporation per
  common share                          (Y)   139,810        3,139,988       (Y)    44.53
Effect of diluted securities
  Assumed exercise of dilutive
  stock options                                    --              293
                                       ---------------    --------------    ---------------
Diluted net income attributable
  to Toyota Motor Corporation per
  common share                          (Y)   139,810        3,140,281       (Y)    44.52
                                       ===============    ==============    ===============
For the second quarter ended
  September 30, 2009
Basic net income attributable to
  Toyota Motor Corporation per
  common share                          (Y)    21,836        3,136,017       (Y)     6.96        $       242       $      0.08
Effect of diluted securities
  Assumed exercise of dilutive
  stock options                                    --                8
                                       ---------------    --------------    ---------------    ---------------   ---------------
Diluted net income attributable
  to Toyota Motor Corporation per
  common share                          (Y)    21,836        3,136,025       (Y)     6.96        $       242       $      0.08
                                       ===============    ==============    ===============    ===============   ===============

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2008 and for the second quarter ended September 30, 2009, mainly because the options' exercise prices were greater than the average market price per common share during the period.

Assumed exercise of stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the first half ended September 30, 2009, because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the first half ended September 30, 2009.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

The following table shows Toyota Motor Corporation shareholders' equity per share as of September 30, 2009 and March 31, 2009. Toyota Motor Corporation shareholders' equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders' equities' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.


                                      Yen in            Thousands                              U.S. dollars           U.S.
                                     millions           of shares              Yen             in millions           dollars
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                                     Shares issued
                                                          and
                                                      outstanding
                                                      at the end of       Toyota Motor
                                   Toyota Motor        the period         Corporation         Toyota Motor        Toyota Motor
                                   Corporation         (excluding        shareholders'        Corporation         Corporation
                                  shareholders'         treasury          equity per         shareholders'       Shareholders'
                                      equity             stock)              share               equity         equity per share
                                -----------------   -----------------   -----------------   -----------------   -----------------
      As of September 30, 2009  (Y)    9,973,659           3,136,014    (Y)     3,180.36    $        110,560    $          35.26
      As of March 31, 2009      (Y)   10,061,207           3,135,882    (Y)     3,208.41
                                =================   =================   =================   =================   =================

On June 23, 2009, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of (Y)109,756 million ($1,217 million), (Y)35 ($0.39) per share, effective on June 24, 2009. On November 5, 2009, the Board of Directors of the parent company resolved to distribute interim cash dividends of (Y)62,720 million ($695 million), (Y)20 ($0.22) per share, which would be effective on November 26, 2009.

9.      Fair value measurements:

        In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

        Level 1: Quoted prices in active markets for identical assets or liabilities

        Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

        Level 3:  Unobservable inputs for assets or liabilities


        The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at September 30, 2009 and March 31, 2009:


                                                                                     Yen in millions
                                                    --------------------------------------------------------------------------------
                                                                                    September 30, 2009
                                                    --------------------------------------------------------------------------------
                                                          Level 1             Level 2              Level 3              Total
                                                    -----------------    -----------------    -----------------    -----------------
Assets
      Cash equivalents                              (Y)    1,434,250     (Y)      136,941     (Y)           --     (Y)    1,571,191
      Marketable securities and other securities
        investments                                        2,465,997              313,487               18,629            2,798,113
      Derivative financial instruments                            --              548,972               22,167              571,139
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      (Y)    3,900,247     (Y)      999,400     (Y)       40,796     (Y)    4,940,443
                                                    =================    =================    =================    =================

Liabilities
      Derivative financial instruments              (Y)           --     (Y)     (257,535)    (Y)      (10,329)    (Y)     (267,864)
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      (Y)           --     (Y)     (257,535)    (Y)      (10,329)    (Y)     (267,864)
                                                    =================    =================    =================    =================


                                                                                     Yen in millions
                                                    --------------------------------------------------------------------------------
                                                                                     March 31, 2009
                                                    --------------------------------------------------------------------------------
                                                          Level 1             Level 2              Level 3              Total
                                                    -----------------    -----------------    -----------------    -----------------

Assets
      Cash equivalents                              (Y)    1,473,407     (Y)      115,339     (Y)           --     (Y)    1,588,746
      Marketable securities and other securities
        investment                                         2,273,294              187,236               19,581            2,480,111
      Derivative financial instruments                            --              369,572               17,958              387,530
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      (Y)    3,746,701     (Y)      672,147     (Y)       37,539     (Y)    4,456,387
                                                    =================    =================    =================    =================

Liabilities
      Derivative financial instruments              (Y)           --     (Y)     (427,109)    (Y)      (23,692)    (Y)     (450,801)
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      (Y)           --     (Y)     (427,109)    (Y)      (23,692)    (Y)     (450,801)
                                                    =================    =================    =================    =================

                                                                                U.S. dollars in millions
                                                    --------------------------------------------------------------------------------
                                                                                   September 30, 2009
                                                    --------------------------------------------------------------------------------
                                                          Level 1             Level 2              Level 3              Total
                                                    -----------------    -----------------    -----------------    -----------------
Assets
      Cash equivalents                              $         15,899     $          1,518     $             --     $         17,417
      Marketable securities and other securities
        investments                                           27,336                3,475                  207               31,018
      Derivative financial instruments                            --                6,086                  245                6,331
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      $         43,235     $         11,079     $            452     $         54,766
                                                    =================    =================    =================    =================

Liabilities
      Derivative financial instruments              $             --     $         (2,855)    $           (114)    $         (2,969)
                                                    -----------------    -----------------    -----------------    -----------------
         Total                                      $             --     $         (2,855)    $           (114)    $         (2,969)
                                                    =================    =================    =================    =================

        The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

        Cash equivalents -
        Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

        Marketable securities and other securities investments -
        Marketable securities and other securities investments include debt securities and equity securities. Toyota uses quoted market prices for identical or similar assets or liabilities to measure fair value. Marketable securities and other securities investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using the assumptions such as interest rate, loss severity and other factors.

        Derivative financial instruments -
        Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota's derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.


        The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and the second quarter ended September 30, 2009 were not material.



        Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and the second quarter ended September 30, 2009 were not material.